SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EXCO Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
269279402
(CUSIP Number)

Drew A. (Sandy) Campbell
8117 Preston Road, Suite 260W
Dallas, Texas 75225
(214) 265-4165
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 8, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269279402

1	NAME OF REPORTING PERSON
Thomas Boone Pickens, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		10,641,850(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,641,850(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,641,850(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 58,750 shares that may be acquired upon exercise of options held by Mr. Pickens within 60 days.
(2) Based on 213,815,309 shares of common stock outstanding as of April 28, 2011 and 58,750 shares that may be acquired upon exercise of options held by Mr. Pickens.

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SCHEDULE 13D
     This Amendment No. 8 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2006 by BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr., as amended by Amendment No. 1 thereto filed March 10, 2006, Amendment No. 2 thereto filed June 19, 2007, Amendment No. 3 thereto filed June 26, 2007, Amendment No. 4 thereto filed July 6, 2007, Amendment No. 5 thereto filed July 25, 2008, Amendment No. 6 thereto filed November 3, 2010 and Amendment No. 7 thereto filed January 27, 2011 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer
     Unchanged.
Item 2. Identity and Background
     Unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     Unchanged.
Item 4. Purpose of Transaction
     Item 4 is amended as of the date hereof by adding the following at the end thereof:
     On July 8, 2011, the Special Committee issued the press release attached to this Amendment as Exhibit 8 and terminated its consideration of the Proposal. In light of the Special Committee’s determination, Mr. Pickens is no longer considering or pursuing the Proposal.
     Mr. Pickens expressly disclaims membership in any “group” within the meaning of Section 13(d)(3) of the Act, including, but not limited to, with respect to any discussions he may have had with regard to the Proposal.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) and (b)
     The respective percentages set forth below are based on 213,815,309 shares of Common Stock outstanding as of April 28, 2011, and 58,750 shares issuable upon exercise of options held by Mr. Pickens to purchase shares of Common Stock.
     Mr. Pickens has direct beneficial ownership of 10,641,850 shares of Common Stock, including 58,750 shares of Common Stock that may be acquired by him upon exercise of stock options with 60 days. Such stock options were granted to him in his capacity as a director of the Issuer or a predecessor of the Issuer. Such 10,641,850 shares of Common Stock constitute approximately 4.98% of the outstanding shares of Common Stock, including the shares that may be acquired by Mr. Pickens upon exercise of such options within 60 days. Mr. Pickens has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, all such shares.

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     Mr. Pickens expressly disclaims membership in any “group” within the meaning of Section 13(d)(3) of the Act, including, but not limited to, with respect to any discussions he may have had with regard to the Proposal.
     (c)
     Mr. Pickens has not effected any transactions in shares of Common Stock during the past 60 days.
     (d)
     No person other than Mr. Pickens has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,641,850 shares of Common Stock reported in paragraphs (a) and (b) as owned by him.
     (e)
     During the period beginning on July 29, 2010 and ending on April 28, 2011, the Issuer issued additional shares of Common Stock in a series of transactions which diluted Mr. Pickens’s percentage ownership of the Common Stock then outstanding from approximately 5.00% (based on 212,654,604 shares of Common Stock outstanding as of July 29, 2010, and 53,750 shares issuable upon exercise of options held by Mr. Pickens) to 4.98% (based on 213,815,309 shares of Common Stock outstanding as of April 28, 2011, and 58,750 shares issuable upon exercise of options held by Mr. Pickens). As a result of this series of issuances, Mr. Pickens has ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, and accordingly, upon the filing of this Amendment, Mr. Pickens shall no longer be subject to the reporting requirements of Section 13(d) of the Act with regard to the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 4 of this Schedule 13D is incorporated herein by reference.
     In all other respects, Item 6 remains unchanged.
Item 7. Material to Be Filed as Exhibits
     Item 7 is amended as of the date hereof by adding the following at the end thereof:
     Exhibit 8. Press Release, dated as of July 8, 2011, issued by the Issuer.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 18, 2011

THOMAS BOONE PICKENS, JR

By: Name:	/s/ Boone Pickens Thomas Boone Pickens, Jr.

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